RADIATION THERAPY SERVICES, INC.

2234 Colonial Boulevard

Fort Myers, Florida 33907

October 6, 2006

VIA EDGAR

Jim B. Rosenberg, Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0305

Re:	Form 10-K for Fiscal Year Ended December 31, 2005

Filed on February 17, 2006

File No. 000-50802

Dear Mr. Rosenberg:

Set forth below are the responses of Radiation Therapy Services, Inc. (the “Company”) to the Staff of the Division of Corporation Finance’s comment letter dated September 27, 2006, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2006. For your convenience, the Staff’s comments are set forth in bold and followed by the Company’s response.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42

Critical Accounting Policies, page 47

1.	Provide us in disclosure-type format revised disclosures to include the following:

•	For each period presented, quantify the amount of change in estimate of the allowance for contractual allowance of prior periods recorded during the current period. For example for 2005, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in 2004 and the amount of the new estimate or settlement amount that was recorded during 2005.

Response:

For certain patients, the payer classification changes as new information is received from the patient. For example, a patient may initially be classified as self-pay but upon later investigation

Jim B. Rosenberg, Senior Assistant Chief Accountant

Securities and Exchange Commission

October 6, 2006

it may be determined that the patient is eligible for Medicaid. The Company’s system does not track these changes in payer classification and, consequently, an analysis of a change in estimates must be performed on a combined basis, including both contractual and bad debt allowances. Subsequent year changes in estimated contractual and bad debt allowances resulted in a decrease in net patient service revenue of $748,949 for the year ended December 31, 2004 and an increase in net patient service revenue of $1,824,660 for the year ended December 31, 2005, for changes in the estimates of contractual allowances for the years ended December 31, 2003 and December 31, 2004, respectively.

We would expand our disclosure in the next Form 10-K to include information similar to the foregoing in our discussion of Net Patient Service Revenue and Allowances for Contractual Discounts.

•	Quantify the reasonably likely effect that a change in estimate of the contractual allowance on unsettled amounts from third-party payers as of December 31, 2005 may have on financial position and results operations.

Response:

Accounts receivable primarily consist of amounts due from third party payers and patients. Amounts we receive for the treatment of patients covered by HMOs, PPOs and other private insurers are generally less than our established billing rates. We include contractual allowances as a reduction to revenues in our financial statements at the time the services are rendered based on payer specific identification and estimations on unbilled charges. Our estimate is based on a number of factors including changes in facility and payer mix, changes in managed care contracts and other factors. Due to the number and type of factors impacting our estimates, we cannot quantify the reasonably likely impact of a change in estimate on our financial statements but we believe that based on our historical experience it would not likely be more than 5% at December 31, 2005. A 1% increase or decrease in our overall estimated contractual allowance percentage on all of our commercial revenues during 2005, would decrease or increase, respectively, our net income by approximately $330,000. While we believe that our allowances for contractual adjustments are adequate, if the actual contractual adjustments are in excess of, or less than our estimates, actual results may differ from estimates.

We would expand our disclosure in the next Form 10-K to include information similar to the foregoing in our discussion of Net Patient Service Revenue and Allowances for Contractual Discounts.

•

Disclose in a comparative tabular format, an aging of accounts receivable. The aging schedule may be based on management’s own reporting criteria, for example unbilled, less than 30 days, 30 to 60 days etc. or some other reasonable presentation. At a minimum, the disclosure should indicate the past due

Jim B. Rosenberg, Senior Assistant Chief Accountant

Securities and Exchange Commission

October 6, 2006

amounts and a breakdown by payer classification, for example Medicare and Medicaid, Commercial, Self pay, etc. If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for doubtful accounts.

Response:

Comparative agings of accounts receivable follow:

	December 2005	December 2004
Unbilled and less than 30 days	38%	38%
31 – 60 days	15%	16%
61 – 90 days	10%	9%
91 – 120 days	7%	8%
Over 120 days	30%	29%

Total	100%	100%

Aging by payer class at December 31, 2005

	Total AR	Unbilled and < 30 days	31 – 120 days	Over 120 days
Medicare and Medicaid	25%	13%	7%	5%
Commercial	37%	12%	14%	11%
Patient self-pay	23%	2%	7%	14%
Other	15%	11%	4%	0%

Total	100%	38%	32%	30%

Aging by payer class at December 31, 2004

	Total AR	Unbilled and < 30 days	31 – 120 days	Over 120 days
Medicare and Medicaid	27%	15%	8%	4%
Commercial	36%	14%	13%	9%
Patient self-pay	27%	4%	7%	16%
Other	10%	5%	5%	0%

Total	100%	38%	33%	29%

Jim B. Rosenberg, Senior Assistant Chief Accountant

Securities and Exchange Commission

October 6, 2006

We would expand our disclosure in the next Form 10-K to include information similar to the foregoing in our discussion of Accounts Receivable and Allowances for Uncollectible Accounts.

•	State the steps you take in collecting accounts receivable. Disclose your policy with respect to determining when a receivable is recorded as a bad debt and ultimately written off and address the following matters:

•	The threshold amount and age for account balance write-offs;

•	Whether or not and to what extent you use specific identification for account write-offs;

•	Whether or not and to what extent your write-off process is automated or manual; and

•	Whether or not accounts are written-off prior to going to legal or collection agencies. If not, quantify the amount included in accounts receivable and the related allowance.

Response:

The steps we take in collecting accounts receivable depends on the type of payer as described below:

Overall. The collection process starts with obtaining detailed information from the patient during the patient’s initial visit to our office. Insurance information is requested from all patients and the patient’s insurance card is scanned into our system where it is readily available to our staff throughout the collection process. It is our policy to inform the patient of their co-payment responsibility prior to the commencement of treatment and to make arrangements with the patients for meeting their responsibility. It is also our policy to collect co-payments from the patient at the time of service.

Daily, weekly and monthly accounts receivable analysis reports are utilized by staff and management to prioritize accounts for collection purposes, as well as to identify trends and issues. Strategies to respond proactively to these issues are developed at weekly and monthly team meetings. Our write-off process is manual and our process for collecting accounts receivable is dependent on the type of payer as set forth below.

Self-Pay Balances. We administer self-pay account balances through our central billing office and our policy is to send outstanding self-pay patient claims to collection agencies at designated points in the collection process. In some cases monthly payment arrangements are made with patients for the account balance remaining after insurance payments have been applied. These accounts are reviewed monthly to ensure payments continue to be made in a timely manner.

Jim B. Rosenberg, Senior Assistant Chief Accountant

Securities and Exchange Commission

October 6, 2006

Once it has been determined by our staff that the patient is not responding to our collection attempts, a final notice is mailed. This generally occurs more than 120 days after the date of the original bill. If there is no response to our final notice, after 30 days the account is assigned to a collection agency, as appropriate, recorded as a bad debt and written off. Balances under $50 are written off but not sent to the collection agency. All accounts are specifically identified for write-offs and accounts are written off prior to being submitted to the collection agency.

Medicare, Medicaid and Commercial Payer Balances. Our central billing office staff expedites the payment process from insurance companies and other payers via electronic inquiries, phone calls and automated letters to ensure timely payment. Our billing system generates standard aging reports by date of billing in increments of 30 day intervals. The collection team utilizes these reports to assess and determine the payers requiring additional focus and collection efforts. Our accounts receivable exposure on Medicare, Medicaid and commercial payer balances are largely limited to contractual adjustments. Our exposure to bad debts on balances relating to these types of payers over the years has been de minimus.

In the event of denial of payment, we follow the payer’s standard appeals process, both to secure payment and to lobby the payers, as appropriate, to modify their medical policies to expand coverage for the newer and more advanced treatment services that we provide which, in many cases, is the payer’s reason for denial of payment. If all reasonable collection efforts with these payers have been exhausted by our central billing office staff, the account receivable is written-off to the contractual allowance.

We would expand our disclosure in our discussion of Accounts Receivable and Allowances for Uncollectible Accounts in the next 10-K to include information similar to the foregoing information.

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page F-8

8. Acquisitions, page F-17

2.	Please provide as revised disclosures in disclosure-type format that provide all of the information required by paragraphs 51 and 55 of SFAS No. 141, for acquisitions effected during the most recent accounting period, as applicable.

Response:

The Company respectfully acknowledges the disclosure requirements of Statement of Financial Accounting Standards No. 141 (“SFAS No. 141”), Business Combinations, contained in paragraphs 51 and 55, in the period in which a material business combination has been completed, as well as the standards for evaluating completed business combinations from a

Jim B. Rosenberg, Senior Assistant Chief Accountant

Securities and Exchange Commission

October 6, 2006

materiality standpoint. While we did not believe that the subject acquisitions represented material business combinations, in the interest of providing investors with informative supplemental information that goes beyond what may be necessarily required about these business combinations, we nonetheless voluntarily provided certain disclosures from SFAS 141 in the footnotes to our consolidated financial statements that we believed would be helpful to the readers of our financial statements.

The Company uses several quantitative and qualitative factors to determine whether a completed business combination, or series of individually immaterial business combinations, would represent a material business combination, including the following:

•	Quantitative factors of the business acquired versus those of the Company for the most recently completed fiscal year end, such as: (i) the level of business volume as measured by net patient revenues, (ii) the value of tangible assets acquired as compared to total assets of the Company, and (iii) the pre-tax income of the business acquired.

•	Qualitative factors include whether the acquisition represents a significant change in the Company’s business model.

As a result of these factors, the Company determined that these business combinations, both individually and in the aggregate, were not material business combinations, and therefore, the disclosures required by paragraphs 51 and 55 of SFAS No. 141 were not required.

In addition, the Company carefully considers the “significant subsidiary” requirements of Rule 3-05(b) and Rule 11-01(b) of Regulation S-X when determining the financial statement requirements of the businesses acquired.

*     *     *     *     *

In accordance with the Staff’s request set forth in the comment letter, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jim B. Rosenberg, Senior Assistant Chief Accountant

Securities and Exchange Commission

October 6, 2006

We hope that the above is responsive to the Staff’s comments. If you have any questions, please don’t hesitate to contact me at (239) 931-7282.

Sincerely,

/s/ David M. Koeninger
David M. Koeninger
Executive Vice President and Chief Financial Officer

cc:	Daniel E. Dosoretz, M.D., President and Chief Executive Officer

Darrell C. Smith, Esquire of Shumaker, Loop & Kendrick, LLP